EXHIBIT 99.1
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                                  ANNOUNCEMENT




                              WPP GROUP PLC ("WPP")





On 19 June 2002 WPP received the following notification pursuant to section 198-202 of the Companies Act 1985 from Putnam Investments. The registered interests are those of Putnam Investment Management, LLC and The Putnam Advisory Company, LLC (together "Putnam").

Putnam has a beneficial interest of 49,170,230 WPP Ordinary Shares. This holding represents 4.25% of WPP's issued Ordinary Share Capital.








19 June 2002